EXHIBIT 99.1

SYSWIN Appoints Ray Han as Chief Financial Officer
and Xuefei Zhang Joins the Board as Director

Beijing, October 18, 2011 – SYSWIN Inc. (NYSE: SYSW; “SYSWIN” or the “Company”), a leading primary real estate service provider in China, today announced the appointment of Mr. Ray Han to the position of Chief Financial Officer, who will report directly to CEO Mr. Liangsheng Chen. Mr. Kai Li, the current Chief Financial Officer, is leaving the Company to pursue a new opportunity, and will hand over responsibilities including financial planning and management, internal control, investor relations and corporate communications to Mr. Han in a transition period. His last day will be November 20, 2011. During this transition period, they will prepare for the release of the Company’s 2011 third quarter financial results. The Company also announced the appointment of Mr. Xuefei Zhang as Director.

Mr. Liangsheng Chen, CEO and Director of SYSWIN said, “We are pleased to welcome Mr. Han to our senior management team, Mr. Ray Han has extensive experience in the capital markets and worked in finance, controlling and audit positions with a variety of multinational companies for over 16 years. We are fully confident that his expertise will help support execution of our strategic initiatives and continue to strengthen our financial reporting system.”

“Our welcome also extends to Mr. Xuefei Zhang as our new Board member. Mr. Zhang has extensive experience in the real estate industry, and played a pivotal role in our regional expansion since he joined Beijing Syswin Xing Ye Real Estate Brokerage Company Limited (“Syswin Xing Ye”), a subsidiary of SYSWIN, six years ago. I look forward to working with Mr. Zhang more closely as we focus on strengthening our execution capabilities to support continuous business growth in China.”

“Last but not least, I would like to express my heartfelt appreciation for Mr. Kai Li for his tremendous contribution during his tenure with SYSWIN. Mr. Li joined SYSWIN in 2008 and has played a significant role in our growth into a listed company. He helped develop the core budget planning, financial control, compliance and corporate governance infrastructures of the Company in the past years and he will help ensure a seamless transition for Mr. Han to continue the great work. We are grateful for Mr. Li’s contributions and wish him all the best in his future endeavors,” Mr. Chen added.

On his departure, Mr. Li said, “I would like to express my gratitude to Mr. Chen and SYSWIN for the past three years. Being part of the team who participated in the Company’s IPO and NYSE listing was one of the most memorable moments of my career. My best wishes to the continuing success of SYSWIN under the leadership of Mr. Chen.”

Upon his arrival, Mr. Han remarked, “I am very pleased to have joined SYSWIN. In my new role, I will continue to follow the prudent approach adopted by the Company in maintaining a healthy financial position, while externally, I will strive to enhance communication with investors. I look forward to making significant contribution to SYSWIN in the years ahead.”

Before joining SYSWIN, Mr. Han was the Regional Director of Finance for VMware Inc. (NYSE: VMW), Greater China from 2009 to 2010. From 2005 to 2009, he served as the Finance and Administration Director for Silicon Graphics Inc. (now Silicon Graphics International) Greater China region, the board of director of Silicon Graphics Hong Kong Limited and the Chief Representative of Silicon Graphics Inc. Beijing Representative Office. Before that, he worked as the Finance and Administration Director for Mercury Interactive (now part of Hewlett-Packard) Greater China from 2003 to 2005. He was a Financial Controller of IBM Greater China, software group from 2001 to 2003. And he served as the Financial Controller for Marconi Communications, China RELTEC business from 1998 to 2001. From 1996 to 1998, Mr. Han was a senior associate at Arthur Andersen Certified Public Accountants.

Mr. Han obtained his Master’s degree in Business Administration from the Robert Smith School of Business, Maryland University. He completed his Bachelor’s degree in Guanghua School of Management, Peking University, majoring in economic management. He speaks fluent English and Mandarin.

Mr. Xuefei Zhang is currently Vice President and part of the senior management team of SYSWIN, responsible for strategy execution and implementation, key project management, as well as coordination between headquarters and other regional offices. He joined Syswin Xing Ye in 2005 as deputy general manager of its agency department. Mr. Zhang received his Bachelor’s degree from Beijing Wuzi University.

About SYSWIN
The Company began to focus on providing primary real estate services in the second half of 2004 and believes it is a leading primary real estate service provider in China. The Company has operations in 23 cities throughout China. It primarily provides real estate sales agency services to property developers on new residential properties with net revenue derived from such sales agency services representing 96.8% of the Company's total net revenue in 2010. Capitalizing on the experience and capabilities initially gained in Beijing, the Company has replicated its success in a number of other markets. The Company focuses on servicing its key clients and tailors its services to meet client demands. As a result, the Company has been successful in generating repeat business and increasing business from its major clients. Out of China's top 30 developers (including those that do not use sales agency services), according to China Index Academy, 14 are or have previously been clients of the Company. Clients include some of the most well-recognized nationwide developers in China, including China Vanke, Longfor Properties, Sino-Ocean Land Holdings, Guangzhou R&F Properties and Gemdale Group.

Contact:
SYSWIN Inc.
Wen Fan
T: +86-10-8472-8783
E: ir@syswin.com